Filed pursuant to Rule 433(d)
Registration Statement No. 333-151361

For Immediate Release	October 6th 2010
Proposed Disposal of the M&T Shareholding
Pricing of Public Offering of Contingent Mandatorily Exchangeable Notes
DUBLIN, Ireland (October 6, 2010) – Allied Irish Banks, p.l.c. (“AIB”) [NYSE:AIB] announces that it has priced a public offering of 26,700,000 contingent mandatorily exchangeable notes (“Notes”) due November 15, 2010, in connection with the proposed disposal of its approximately 22.4 per cent shareholding in M&T Bank Corporation (“M&T”) at a price of US$77.50 per Note, raising net proceeds of approximately US$2.0 billion (€1.5 billion) (1). Subject to AIB shareholder approval and certain other conditions, each Note will be mandatorily exchangeable for one share of M&T common stock (“M&T Share”) currently owned by AIB. AIB intends to hold an extraordinary general meeting on November 1, 2010 to seek shareholder approval.
The proposed disposal is also expected to generate approximately €0.9 billion (1) of equivalent equity capital. The Board of AIB intends to use the equivalent equity capital generated from the proceeds of the proposed disposal to meet part of AIB’s revised Prudential Capital Assessment Review requirement of €10.4 billion. The net cash proceeds will be used as an additional source of liquidity to support AIB’s business activities.
The carrying value of AIB’s shareholding in M&T as at June 30, 2010, as disclosed in AIB’s 2010 half-yearly financial report (unaudited), was €1,750 million ($2,147 million as at that date). In the six months to June 30, 2010, AIB reported a total contribution from its shareholding in M&T of €237 million, as disclosed in AIB’s 2010 half-yearly financial report (unaudited). This was comprised of a) AIB’s share of M&T’s after tax profit in the three months to March 31, 2010 which amounted to €24 million (M&T was designated a discontinued operation from that date) and b) a total impairment writeback for the six months of €213 million.
M&T is a New York Stock Exchange-listed commercial banking business based in Buffalo, New York, with significant businesses in New York, Maryland, Pennsylvania and other eastern states. As at June 30, 2010, M&T, on a US GAAP basis (unaudited), reported consolidated total assets of US$68.2 billion, deposits of US$47.5 billion and shareholders’ equity of US$8.1 billion.
A shareholder circular (“Circular”) setting out the reasons for and background to the disposal will be distributed to AIB shareholders upon approval of the Irish Stock Exchange and the United Kingdom Listing Authority.
Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as underwriters and joint bookrunning managers for the Notes offering.
Additional Information
AIB has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates, and M&T has filed a registration statement on Form S-3 (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the AIB preliminary prospectus supplement dated October 5, 2010, the accompanying prospectus dated June 2, 2008 and the other documents we have filed with the SEC for more complete information about AIB and this offering, and the M&T preliminary prospectus supplement dated October 5, 2010, the accompanying prospectus dated November 26, 2008 and the other documents M&T has filed with the SEC for more complete information about M&T. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, AIB, M&T, any underwriter or any dealer participating in the offering will arrange to send you the prospectuses if you request them by contacting Morgan Stanley, 180 Varick Street #2F, New York, New York 10014, Attention: Prospectus Department (email: prospectus@morganstanley.com), telephone 1-866-718-1649 or Citi, Brooklyn Army Terminal, 140 58th Street, Brooklyn, New York 11220, Attention: Prospectus Department, (800) 831-9146 (email: batprospectusdept@citi.com).
This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities, nor shall there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such jurisdiction. The distribution of this announcement in jurisdictions other than the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.
For further information, please contact:

Alan Kelly	Ronan Sheridan
General Manager, Corporate Services	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie
Notes

1. converted at a rate of US$1.3856 to €1
The contents of this announcement should not be construed as legal, business, financial, tax, investment or other professional advice.
Morgan Stanley & Co. Limited and AIB Corporate Finance Limited (“AIB Corporate Finance”) are acting as joint financial advisers to AIB in relation to AIB’s disposal of its M&T shares. In addition, Morgan Stanley & Co. Limited and Morgan Stanley & Co. International plc are acting as sponsor and corporate broker, respectively, in connection with the disposal.
Morgan Stanley & Co. Limited and Morgan Stanley & Co. International plc (together, “Morgan Stanley”) are acting in the aforementioned capacities for AIB and no one else in connection with the disposal and will not regard any other person (whether or not a recipient of this announcement) as Morgan Stanley’s client in relation to the disposal and will not be responsible to anyone other than AIB for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the disposal or any other matter referred to in this announcement.
Citigroup Global Markets Inc. is acting exclusively for AIB and no one else in connection with the disposal and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the disposal and will not be responsible to anyone other than AIB for providing the protections afforded to clients of Citigroup Global Markets Inc. or for providing advice in relation to the disposal or any other matter referred to in this announcement.
AIB Corporate Finance is acting exclusively for AIB and no one else in connection with the disposal and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the disposal and will not be responsible to anyone other than AIB for providing the protections afforded to clients of AIB Corporate Finance or for providing advice in relation to the disposal or any other matter referred to in this announcement.
Apart from the responsibilities and liabilities, if any, which may be imposed on Morgan Stanley or AIB Corporate Finance by the Listing Rules, neither Morgan Stanley nor AIB Corporate Finance accepts any responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB’s behalf, or by Morgan Stanley or AIB Corporate Finance, or on Morgan Stanley’s or AIB Corporate Finance’s behalf, in connection with AIB, the M&T Shareholding, M&T or the disposal, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each of Morgan Stanley and AIB Corporate Finance accordingly disclaims to the fullest extent permitted by law and under the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document and any such statement.
None of the Minister for Finance, the Department of Finance, the Irish Government, the National Treasury Management Agency, the National Pensions Reserve Fund Commission or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a “Relevant Person”) accepts any responsibility whatsoever or makes any representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB’s behalf, or by Morgan Stanley or AIB Corporate Finance, or on Morgan Stanley’s or AIB Corporate Finance’s behalf, or by any Relevant Person or on any Relevant Person’s behalf in connection with AIB, the M&T Shareholding, M&T or the disposal, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each Relevant Person accordingly disclaims to the fullest extent permitted by law and under the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document and any such statement.
This announcement contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended) regarding the belief or current expectations of AIB, AIB’s Directors and other members of its senior management about AIB’s business, and the transaction described in this announcement. Generally, words such as “may”, “could”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions identify forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements.
The forward-looking statements speak only as of the date of this announcement. Except as required by the Financial Regulator, the Irish Stock Exchange, the FSA, the London Stock Exchange plc or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this announcement or incorporated by reference to reflect any change in AIB’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.